UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

WideOpenWest, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

96758W 101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96758W 101

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avista Capital Partners, L.P. 20-4464005

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 8,571,180*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 8,571,180*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,571,180*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.66%†

12	Type of Reporting Person (See Instructions) PN

* See Item 4.

† See Item 4.

CUSIP No. 96758W 101

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avista Capital Partners (Offshore), L.P. 22-3934137

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place or Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,260,143*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,260,143*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,260,143*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.55%†

12	Type of Reporting Person (See Instructions) PN

* See Item 4.

† See Item 4.

CUSIP No. 96758W 101

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avista Capital Holdings, L.P. 20-3345897

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 13,420*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 13,420*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,420*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0.02%†

12	Type of Reporting Person (See Instructions) PN

* See Item 4.

† See Item 4.

CUSIP No. 96758W 101

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avista Capital Partners III, L.P. 20-4464005

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,189,636*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,189,636*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,636*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.85%†

12	Type of Reporting Person (See Instructions) PN

* See Item 4.

† See Item 4.

CUSIP No. 96758W 101

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avista Capital Partners (Offshore) III, L.P. 98-1007852

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place or Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,531,596*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,531,596*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,531,596*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 1.73%†

12	Type of Reporting Person (See Instructions) PN

* See Item 4.

† See Item 4.

CUSIP No. 96758W 101

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avista Capital Partners (Offshore) III-A, L.P. 98-1101269

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place or Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,362,097*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,362,097*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,362,097*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 1.53%†

12	Type of Reporting Person (See Instructions) PN

* See Item 4.

† See Item 4.

CUSIP No. 96758W 101

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ACP Racecar Co-Invest, LLC 45-5432097

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 18,059,208*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 18,059,208*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,059,208*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 20.34%†

12	Type of Reporting Person (See Instructions) OO

* See Item 4.

† See Item 4.

CUSIP No. 96758W 101

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ACP Racecar Co-Invest II, LLC 81-2390813

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 896,194*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 896,194*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 896,194*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 1.01%†

12	Type of Reporting Person (See Instructions) OO

* See Item 4.

† See Item 4.

CUSIP No. 96758W 101

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avista Capital Managing Member, LLC 20-8292253

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place or Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 37,883,474*

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 37,883,474*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,883,474*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 42.68%†

12	Type of Reporting Person (See Instructions) OO

* See Item 4.

† See Item 4.

Item 1
	(a)	Name of Issuer: WideOpenWest, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 7887 East Belleview Avenue, Suite 1000 Englewood, CO 80111

Item 2
	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office or, if none, Residence:
(c)

Citizenship:

This Schedule 13G is being filed jointly on behalf of the following reporting persons: (i) Avista Capital Partners, L.P., a Delaware limited partnership, (ii) Avista Capital Partners (Offshore), L.P., a Bermuda limited partnership (iii) Avista Capital Holdings, L.P., a Delaware limited partnership, (iv) Avista Capital Partners III, L.P., a Delaware limited partnership, (v) Avista Capital Partners (Offshore) III, L.P., a Bermuda limited partnership, (vi) Avista Capital Partners (Offshore) III-A, L.P., a Bermuda limited partnership, (vii) ACP Racecar Co-Invest, LLC, a Delaware limited liability company and (viii) ACP Racecar Co-Invest II, LLC, a Delaware limited liability company.

The address of the principal business office of the reporting persons is:

c/o Avista Capital Partners

65 East 55th Street, 18th Floor

	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share
	(e)	CUSIP Number: 96758W 101

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4	Ownership
(a)

Amount beneficially owned:

Avista Capital Managing Member, LLC ultimately exercises voting and dispositive power over the 8,571,180 shares of Common Stock held by Avista Capital Partners, L.P., the 2,260,143 shares of Common Stock held by Avista Capital Partners (Offshore), L.P., the 13,420 shares of Common Stock held by Avista Capital Holdings, L.P., the 5,189,636 shares of Common Stock held by Avista Capital Partners III, L.P., the 1,531,596 shares of Common Stock held by Avista Capital Partners (Offshore) III, L.P., the 1,362,097 shares of Common Stock held by Avista Capital Partners (Offshore) III-A, L.P., the 18,059,208 shares of Common Stock held by ACP Racecar Co-Invest, LLC and the 896,194 shares of Common Stock held by ACP Racecar Co-Invest II, LLC. Voting and disposition decisions at Avista Capital Managing Member, LLC with respect to those shares are made by an investment committee, the members of which are Thompson Dean, Steven Webster, David Burgstahler and Sriram Venkataraman. Each of the members of the investment committee disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.

(b)

Percent of class:

As of the date hereof, each of the reporting persons may be deemed to be the beneficial owner of the percentage of shares of common stock listed on such reporting person’s cover page, calculated based upon 88,771,710 shares of common stock outstanding as of November 8, 2017, as reported in the issuer’s Form 10-Q for the quarterly period ended September 30, 2017, as filed with the Securities and Exchange Commission.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
See the cover pages for each of the reporting persons.

Item 5	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8	Identification and Classification of Members of the Group.
See Exhibit A.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

AVISTA CAPITAL PARTNERS, L.P.
By:	Avista Capital Partners GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.
By:	Avista Capital Partners GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL HOLDINGS, L.P.
By:	Avista Capital Partners GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS III, L.P.
By:	Avista Capital Partners III GP, L.P. its General Partner
By:	Avista Capital Managing Member, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.
By:	Avista Capital Partners III GP, L.P. its General Partner
By:	Avista Capital Managing Member, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS (OFFSHORE) III-A, L.P.
By:	Avista Capital Partners III GP, L.P. its General Partner
By:	Avista Capital Managing Member, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

ACP RACECAR CO-INVEST, LLC
By:	Avista Capital Partners III GP, L.P. its Manager
By:	Avista Capital Managing Member, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

ACP RACECAR CO-INVEST II, LLC
By:	Avista Capital Partners III GP, L.P. its Manager
By:	Avista Capital Managing Member, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

EXHIBIT INDEX

Exhibit No.
A

Joint Filing Agreement, dated February 12, 2018, by and among Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P., Avista Capital Holdings, L.P., Avista Capital Partners III, L.P., Avista Capital Partners (Offshore) III, L.P., Avista Capital Partners (Offshore) III-A, L.P., ACP Racecar Co-Invest, LLC and ACP Racecar Co-Invest II, LLC.

EXHIBIT A

JOINT FILING AGREEMENT

We, the signatories of the Statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

Dated: February 12, 2018

AVISTA CAPITAL PARTNERS, L.P.
By:	Avista Capital Partners GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.
By:	Avista Capital Partners GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL HOLDINGS, L.P.
By:	Avista Capital Partners GP, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS III, L.P.
By:	Avista Capital Partners III GP, L.P. its General Partner
By:	Avista Capital Managing Member, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.
By:	Avista Capital Partners III GP, L.P. its General Partner
By:	Avista Capital Managing Member, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

AVISTA CAPITAL PARTNERS (OFFSHORE) III-A, L.P.
By:	Avista Capital Partners III GP, L.P. its General Partner
By:	Avista Capital Managing Member, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

ACP RACECAR CO-INVEST, LLC
By:	Avista Capital Partners III GP, L.P. its Manager
By:	Avista Capital Managing Member, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative

ACP RACECAR CO-INVEST II, LLC
By:	Avista Capital Partners III GP, L.P. its Manager
By:	Avista Capital Managing Member, LLC its General Partner

By:	/s/ Ben Silbert
Name:	Ben Silbert
Title:	Authorized Representative